Exhibit 99.2

DCP Midstream, LLC

Unaudited Condensed Consolidated Balance Sheet

As of June 30, 2009

DCP MIDSTREAM, LLC

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

(millions)

June 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$101
Accounts receivable:
Customers, net of allowance for doubtful accounts of $7 million	632
Affiliates	177
Other	46
Inventories	62
Unrealized gains on derivative instruments	188
Other	21

Total current assets	1,227

Property, plant and equipment, net	4,956
Restricted investments	35
Investments in unconsolidated affiliates	178
Intangible assets, net	308
Goodwill	566
Unrealized gains on derivative instruments	85
Other long-term assets	68

Total assets	$7,423

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$707
Affiliates	53
Other	29
Short-term borrowings	2
Distributions payable to members	18
Unrealized losses on derivative instruments	232
Accrued interest payable	72
Accrued taxes	33
Other	152

Total current liabilities	1,298

Long-term debt	3,666
Unrealized losses on derivative instruments	76
Other long-term liabilities	118
Commitments and contingent liabilities
Members’ equity:
Members’ interest	1,919
Retained earnings	80
Accumulated other comprehensive loss	(15)

Total members’ equity	1,984
Noncontrolling interest	281

Total equity	2,265

Total liabilities and members’ equity	$7,423

See Notes to Condensed Consolidated Balance Sheet

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

1. General and Summary of Significant Accounting Policies

Basis of Presentation — DCP Midstream, LLC, with its consolidated subsidiaries, us, we, our, or the Company, is a joint venture owned 50% by Spectra Energy Corp, or Spectra Energy, and 50% by ConocoPhillips. We operate in the midstream natural gas industry. Our primary operations consist of gathering, processing, compressing, transporting and storing of natural gas, and fractionating, transporting, gathering, treating, processing and storing of natural gas liquids, or NGLs, as well as marketing, from which we generate revenues primarily by trading and marketing natural gas and NGLs.

DCP Midstream Partners, LP, or DCP Partners, is a master limited partnership, of which our subsidiary, DCP Midstream GP, LP, acts as general partner. At June 30, 2009, we owned an approximately 37% limited partnership interest and an approximately 1% general partnership interest in DCP Partners as well as incentive distribution rights that entitle us to receive an increasing share of available cash as pre-defined distribution targets are achieved. As the general partner of DCP Partners, we have responsibility for its operations. We exercise control over DCP Partners and we account for them as a consolidated subsidiary.

We are governed by a five member board of directors, consisting of two voting members from each parent and our Chief Executive Officer and President, a non-voting member. All decisions requiring board of directors’ approval are made by simple majority vote of the board, but must include at least one vote from both a Spectra Energy and ConocoPhillips board member. In the event the board cannot reach a majority decision, the decision is appealed to the Chief Executive Officers of both Spectra Energy and ConocoPhillips.

The condensed consolidated balance sheet reflects all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective interim periods. Certain information and notes normally included in our annual balance sheet has been condensed in or omitted from this interim balance sheet. The condensed consolidated balance sheet should be read in conjunction with our consolidated balance sheet and notes thereto for the year ended December 31, 2008.

The condensed consolidated balance sheet includes the accounts of the Company and all majority-owned subsidiaries where we have the ability to exercise control, variable interest entities where we are the primary beneficiary, and undivided interests in jointly owned assets. We also consolidate DCP Partners, which we control as the general partner and where the limited partners do not have substantive kick-out or participating rights. Investments in greater than 20% owned affiliates that are not variable interest entities and where we do not have the ability to exercise control, and investments in less than 20% owned affiliates where we have the ability to exercise significant influence, are accounted for using the equity method. Intercompany balances and transactions have been eliminated.

Use of Estimates — Conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and notes. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from these estimates.

Distributions — Under the terms of the Second Amended and Restated LLC Agreement dated July 5, 2005, as amended, or the LLC Agreement, we are required to make quarterly distributions to Spectra Energy and ConocoPhillips based on allocated taxable income. The LLC Agreement provides for taxable income to be allocated in accordance with Internal Revenue Code Section 704(c). This Code Section accounts for the variation between the adjusted tax basis and the fair market value of assets contributed to the joint venture. The distribution is based on the highest taxable income allocated to either member with a minimum of each member’s tax, with the other member receiving a proportionate amount to maintain the ownership capital accounts at 50% for both Spectra Energy and ConocoPhillips. No distributions were paid during the six months ended June 30, 2009.

Our board of directors determines the amount of the periodic dividends to be paid to Spectra Energy and ConocoPhillips, by considering net income attributable to members’ interests, cash flow or any other criteria deemed appropriate. The LLC Agreement restricts payment of dividends except with the approval of both members. No dividends were paid during the six months ended June 30, 2009.

DCP Partners considers the payment of a quarterly distribution to the holders of its common, subordinated and Class D units, to the extent DCP Partners has sufficient cash from its operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner, a wholly-owned subsidiary of ours. There is no guarantee, however, that DCP Partners will

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

pay the minimum quarterly distribution on the units in any quarter. DCP Partners will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its credit agreement. Our limited partner interest in DCP Partners consists of both common and Class D units, and included subordinated units until they were converted to common units in February 2009. The Class D units will be eligible to receive distributions in August 2009, including the payment of the second quarter distribution. The Class D units will convert to common units on a one for one basis on August 17, 2009. During the six months ended June 30, 2009, DCP Partners paid distributions of approximately $24 million to its public unitholders. In addition to our partnership interests we hold incentive distribution rights, which entitle us to receive an increasing share of available cash as pre-defined distribution targets are achieved.

Accounting for Sales of Units by a Subsidiary — We accounted for sales of units by a subsidiary by recording a deferred item on the sale of common equity of a subsidiary equal to the amount of proceeds received in excess of the carrying value of the units sold. At the time that this equity was issued, DCP Partners had two classes of units outstanding, consisting of subordinated and limited partner units, which required us to record a deferred liability of approximately $270 million within our condensed consolidated balance sheet. During the first quarter of 2009 the subordination period ended and these units were converted into limited partner units and we reclassified these deferred liabilities from long-term liabilities to members’ interest within our condensed consolidated balance sheet.

Recent Accounting Pronouncements — Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a Replacement of FASB Statement No. 162,” or SFAS 168 — In June 2009, the FASB issued SFAS 168, which establishes the FASB Accounting Standards Codification, or the Codification, as the source of authoritative US Generally Accepted Accounting Principles, or GAAP. The Codification supersedes all existing non-SEC accounting and reporting standards. This SFAS becomes effective for us for annual and interim periods beginning after September 15, 2009 and will not affect our condensed consolidated financial position as a result of adoption.

SFAS No. 167 “Amendments to FASB Interpretation No. 46(R),” or SFAS 167 — In June 2009, the FASB issued SFAS 167, which requires entities to perform additional analysis of their variable interest entities and consolidation methods. This SFAS becomes effective for us on January 1, 2010 and we are in the process of assessing the impact of this guidance on our condensed consolidated financial position.

SFAS No. 165 “Subsequent Events,” or SFAS 165 — In May 2009, the FASB issued SFAS 165, which sets forth the recognition and disclosure requirements for events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. We adopted SFAS 165 effective June 30, 2009, and there was no effect on our condensed consolidated financial position as a result of adoption. All appropriate disclosure of subsequent events is made within Footnote 11.

SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133,” or SFAS 161 — In March 2008, the FASB issued SFAS 161, which requires disclosures of how and why an entity uses derivative instruments how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. We adopted the provisions of SFAS 161 effective January 1, 2009, and have included all required disclosures. SFAS 161 impacts only disclosures so there was no effect on our condensed consolidated financial position as a result of adoption.

SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of Accounting Research Bulletin No. 51,” or SFAS 160 — In December 2007, the FASB issued SFAS 160, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. We adopted SFAS 160 effective January 1, 2009, which required retrospective restatement of our condensed consolidated financial statements for all periods presented. As a result of adoption, we have reclassified approximately $270 million from long-term liabilities to members’ interest within our condensed consolidated balance sheet

SFAS No. 141(R) “Business Combinations (revised 2007),” or SFAS 141(R) — In December 2007, the FASB issued SFAS 141(R), which requires the acquiring entity in a business combination subsequent to January 1, 2009, to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

need to evaluate and understand the nature and financial effect of the business combination. We adopted SFAS 141(R) effective January 1, 2009 and will account for all transactions with closing dates subsequent to adoption in accordance with the provisions of this standard.

SFAS No. 157 “Fair Value Measurements,” or SFAS 157 — In September 2006, the FASB issued SFAS 157, which we adopted on January 1, 2008 for all financial assets and liabilities. Pursuant to FASB Staff Position, or FSP, 157-2, the FASB issued a partial deferral, ending on December 31, 2008, of the implementation of SFAS 157 as it relates to all nonfinancial assets and liabilities where fair value is the required measurement attribute by other accounting standards. Effective January 1, 2009, we adopted SFAS 157 for all nonfinancial assets and liabilities. There was no effect on our condensed consolidated financial position, and we have included all required disclosures as a result of the adoption of this standard relative to nonfinancial assets and liabilities. The provisions of SFAS 157 will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is different than would have been calculated prior to the adoption of SFAS 157.

FSP No. SFAS 142-3 “Determination of the Useful Life of Intangible Assets,” or FSP 142-3 — In April 2008, the FASB issued FSP 142-3 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. We adopted FSP 142-3 on January 1, 2009. As a result of acquisitions, we have intangible assets for customer contracts and related relationships in our condensed consolidated balance sheet. Generally, costs to renew or extend such contracts are not significant, and are expensed as incurred. During the current quarter, there were no contracts that were recognized as intangible assets that were renewed or extended.

FSP No. SFAS 157-4 “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” or FSP 157-4 — In April 2009, the FASB issued FSP 157-4, which provides additional guidance on the valuation of assets or liabilities that are held in markets that have seen a significant decline in activity. While this FSP does not change the overall objective of determining fair value, it emphasizes that in markets with significantly decreased activity and the appearance of non-orderly transactions, an entity may employ multiple valuation techniques, to which significant adjustments may be required, to determine the most appropriate fair value. Certain of the markets in which we transact have seen a decrease in overall volume; however, we believe that these markets continue to provide sufficient liquidity such that transactions are executed in an orderly manner at fair value. We have adopted this FSP as of June 30, 2009 and there was no impact on our condensed consolidated financial position.

FSP No. SFAS 141(R)-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP 141(R)-1 — In April 2009, the FASB issued FSP 141(R)-1, which provides additional guidance on the valuation of assets and liabilities assumed in a business combination that arise from contingencies, which would otherwise be subject to the provisions of SFAS No. 5 “Accounting for Contingencies,” or SFAS 5. This FSP emphasizes the guidance set forth in SFAS 141(R) that assets and liabilities assumed in a business combination that have an estimated fair value should be recorded at the time of acquisition. Assets and liabilities where the fair value may not be determinable during the measurement period will continue to be recognized pursuant to SFAS 5. This FSP becomes effective for us for business combinations with closing dates subsequent to January 1, 2009. During the six months ended June 30, 2009 we did not have any transactions that were accounted for as business combinations. We will account for any business combinations with closing dates subsequent to the effective date in accordance with this new guidance.

FSP No. SFAS 107-1 and APB 28-1 “Interim Disclosures about Fair Value of Financial Instruments” — This FSP was issued in April 2009 and requires disclosure of summarized financial information for financial instruments accounted for under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” or SFAS 107. We have instruments that are subject to the fair value disclosure requirements of SFAS 107 and are subject to the revised disclosure provisions of this FSP. We have adopted this FSP as of June 30, 2009 and there was no impact on our condensed consolidated financial position.

FSP No. SFAS 115-2 and SFAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” — This FSP was issued in April 2009 and amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than- temporary impairments on debt and equity securities in the financial statements. We have adopted this FSP as of June 30, 2009 and there was no impact on our condensed consolidated financial position.

Emerging Issues Task Force, or EITF, 08-6 “Equity Method Investment Accounting Considerations,” or EITF 08-6 — In November 2008, the EITF issued EITF 08-6. Although the issuance of SFAS 141(R) and SFAS 160 were not intended to reconsider the accounting for equity method investments, the application of the equity method is affected by the issuance of these standards. This

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

issue addresses a) how the initial carrying value of an equity method investment should be determined; b) how impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed; c) how an equity method investee’s issuance of shares should be accounted for; and d) how to account for a change in an investment from the equity method to the cost method. This issue became effective for us January 1, 2009, and although it has not impacted the manner in which we apply equity method accounting, this guidance will be considered on a prospective basis to transactions with equity method investees.

2. Acquisitions and Dispositions

Acquisitions

Acquisition of Various Gathering, Pipeline and Compression Assets — On October 1, 2008, DCP Partners acquired Michigan Pipeline & Processing, LLC, or MPP, a privately held company engaged in natural gas gathering and treating services for natural gas produced from the Antrim Shale of northern Michigan and natural gas transportation within Michigan. The results of MPP’s operations have been included in the condensed consolidated financial statements since that date. Under the terms of the acquisition, DCP Partners paid a purchase price of $145 million, plus net working capital and other adjustments of approximately $3 million, subject to additional customary purchase price adjustments. DCP Partners may pay up to an additional $15 million to the sellers depending on the earnings of the assets after a three-year period. DCP Partners financed the acquisition by liquidating a portion of its restricted investments. In addition, DCP Partners entered into a separate agreement that provides the seller with available treating capacity on certain Michigan assets. The seller agreed to pay DCP Partners up to approximately $2 million annually for up to nine years if they do not meet certain criteria, including providing additional volumes for treatment. These payments would reduce goodwill as a return of purchase price. This agreement may be terminated earlier if certain performance criteria of the Michigan assets are satisfied. Certain of these performance criteria were satisfied and as a result, the amount the seller will pay DCP Partners has been reduced to approximately $1 million per year as of June 30, 2009. DCP Partners initially held a $25 million letter of credit to secure the seller’s contingent future performance under this agreement and to secure the seller’s indemnification obligation under the acquisition agreement; however, as a result of the satisfaction of certain performance conditions, this amount was reduced to approximately $20 million as of June 30, 2009.

Under the purchase method of accounting, the assets and liabilities of MPP were recorded at their respective fair values as of the date of the acquisition, and we recorded goodwill of approximately $7 million. The goodwill amount recognized relates primarily to projected growth from new customers. The values of certain assets and liabilities are preliminary, and are subject to adjustments as additional information is obtained. The purchase price allocation is as follows:

(millions)
Cash	$2
Accounts receivable	2
Property, plant and equipment	116
Goodwill	7
Intangible assets	19
Other long-term assets	4
Noncontrolling interest	(2)

Total purchase price allocation	$148

Contributions to DCP Partners

DCP East Texas Holdings, LLC — On April 1, 2009, we contributed an additional 25.1% interest in East Texas to DCP Partners in exchange for 3,500,000 DCP Partners Class D units. The Class D units will convert to common units and will be eligible to receive distributions in August 2009, including the payment of DCP Partners’ second quarter distribution. We also provided a fixed price NGL derivative by NGL component for the period of April 2009 to March 2010. We will continue to be responsible for 75% of certain East Texas capital expenditures from April 1, 2009 through completion of the capital projects, for a period not to exceed three years.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

3. Agreements and Transactions with Affiliates

ConocoPhillips

Long-term NGL Purchases Contract and Transactions — We sell a portion of our residue gas and NGLs to ConocoPhillips and its subsidiaries, including Chevron Phillips Chemical Company LLC, or CP Chem, a 50% equity investment of ConocoPhillips. In addition, we purchase natural gas from ConocoPhillips. Under the NGL Output Purchase and Sale Agreements, or the NGL Agreements, with ConocoPhillips and CP Chem, ConocoPhillips and CP Chem have the right to purchase at index-based prices substantially all NGLs produced by our various processing plants located in the Mid-Continent and Permian Basin regions, and the Austin Chalk area, which include approximately 40% of our total NGL production. The NGL Agreements also grant ConocoPhillips and CP Chem the right to purchase at index-based prices certain quantities of NGLs produced at processing plants that are acquired and/or constructed by us in the future in various counties in the Mid-Continent and Permian Basin regions, and the Austin Chalk area. The primary terms of the agreements are effective until January 1, 2015. We anticipate continuing to purchase and sell these commodities and provide these services to ConocoPhillips and CP Chem in the ordinary course of business.

Spectra Energy

Commodity Transactions — We sell a portion of our residue gas and NGLs to, purchase natural gas and other petroleum products from, and provide gathering, transportation and other services to Spectra Energy and their subsidiaries. Management anticipates continuing to purchase and sell commodities and provide services to Spectra Energy in the ordinary course of business.

Included in the condensed consolidated balance sheet in accounts receivable—affiliates as of June 30, 2009 are insurance recovery receivables of approximately $15 million.

Transactions with other unconsolidated affiliates

We sell a portion of our residue gas and NGLs to, purchase natural gas and other petroleum products from, and provide gathering and transportation services to, unconsolidated affiliates. We anticipate continuing to purchase and sell commodities and provide services to unconsolidated affiliates in the ordinary course of business.

4. Inventories

Inventories were as follows:

June 30, 2009
(millions)
Natural gas held for resale	$9
NGLs	53

Total inventories	$62

5. Fair Value Measurement

Determination of Fair Value

Below is a general description of our valuation methodologies for derivative financial assets and liabilities, as well as short-term and restricted investments, which are measured at fair value. Fair values are generally based upon quoted market prices, where available. In the event that listed market prices or quotes are not available, we determine fair value based upon a market quote, adjusted by other market-based or independently sourced market data such as historical commodity volatilities, crude oil future yield curves, and/or counterparty specific considerations. These adjustments result in a fair value for each asset or liability under an “exit price” methodology, in line with how we believe a marketplace participant would value that asset or liability. These adjustments may include amounts to reflect counterparty credit quality, the effect of our own creditworthiness, the time value of money and/or the liquidity of the market.

•

Counterparty credit valuation adjustments are necessary when the market price of an instrument is not indicative of the fair value as a result of the credit quality of the counterparty. Generally, market quotes assume that all counterparties have near zero, or low, default rates and have equal credit quality. Therefore, an adjustment may be necessary to reflect the credit quality of a specific counterparty to determine the fair value of the instrument. We record counterparty credit valuation adjustments on all derivatives that are in a net asset position as of the measurement date in accordance with our established counterparty credit policy, which takes into account any collateral margin that a counterparty may have posted with us.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

•

Entity valuation adjustments are necessary to reflect the effect of our own credit quality on the fair value of our net liability position with each counterparty. This adjustment takes into account any credit enhancements, such as collateral margin we may have posted with a counterparty, as well as any letters of credit that we have provided. The methodology to determine this adjustment is consistent with how we evaluate counterparty credit risk, taking into account our own credit rating, current credit spreads, as well as any change in such spreads since the last measurement date.

•

Liquidity valuation adjustments are necessary when we are not able to observe a recent market price for financial instruments that trade in less active markets for the fair value to reflect the cost of exiting the position. Exchange traded contracts are valued at market value without making any additional valuation adjustments and, therefore, no liquidity reserve is applied. For contracts other than exchange traded instruments, we mark our positions to the midpoint of the bid/ask spread, and record a liquidity reserve based upon our total net position. We believe that such practice results in the most reliable fair value measurement as viewed by a market participant.

We manage our derivative instruments on a portfolio basis and the valuation adjustments described above are calculated on this basis. We believe that the portfolio level approach represents the highest and best use for these assets as there are benefits inherent in naturally offsetting positions within the portfolio at any given time, and this approach is consistent with how a market participant would view and value the assets. Although we take a portfolio approach to managing these assets/liabilities, in order to reflect the fair value of any one individual contract within the portfolio, we allocate all valuation adjustments down to the contract level, to the extent deemed necessary, based upon either the notional contract volume, or the contract value, whichever is more applicable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe that our valuation methods are appropriate and consistent with other marketplace participants, we recognize that the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. We review our fair value policies on a regular basis taking into consideration changes in the marketplace and, if necessary, will adjust our policies accordingly.

Valuation Hierarchy

Our fair value measurements are grouped into a three-level valuation hierarchy. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

•	Level 1 — inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

•

Level 2 — inputs include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs are unobservable and considered significant to the fair value measurement.

A financial instrument’s categorization within the hierarchy is based upon the input that requires the highest degree of judgment in the determination of the instrument’s fair value. Following is a description of the valuation methodologies used as well as the general classification of such instruments pursuant to the hierarchy.

Commodity Derivative Assets and Liabilities

We enter into a variety of derivative financial instruments, which may include exchange traded instruments (such as New York Mercantile Exchange, or NYMEX, crude oil, or natural gas futures) or over the counter instruments, or OTC, instruments (such as natural gas contracts, crude oil or NGL swaps). The exchange traded instruments are generally executed on the NYMEX exchange with a highly rated broker dealer serving as the clearinghouse for individual transactions.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

Our activities expose us to varying degrees of commodity price risk exposure. To mitigate a portion of this risk, and to manage commodity price risk related primarily, to owned natural gas storage and pipeline assets we engage in natural gas asset based trading and marketing, we may enter into natural gas and crude oil derivatives to lock in a specific margin when market conditions are favorable. A portion of this may be accomplished through the use of exchange traded derivative contracts. Such instruments are generally classified as Level 1 since the value is equal to the quoted market price of the exchange traded instrument as of our balance sheet date, and no adjustments are required. Depending upon market conditions and our strategy we may enter into exchange traded derivative positions with a significant time horizon to maturity. Although such instruments are exchange traded, market prices may only be readily observable for a portion of the duration of the instrument. In order to calculate the fair value of these instruments, readily observable market information is utilized to the extent that it is available; however, in the event that readily observable market data is not available, we may interpolate based upon observable data. In instances where we utilize an interpolated value, and it is considered significant to the valuation of the contract as a whole, we would classify the instrument within Level 2. In certain limited instances, we may extrapolate based upon the last readily observable data, developing our own expectation of fair value. To the extent that we have utilized extrapolated data, and it is considered significant to the valuation of the contract as a whole, we would classify the instrument within Level 3.

We also engage in the business of trading energy related products and services, which expose us to market variables and commodity price risk. We may enter into physical contracts or financial instruments with the objective of realizing a positive margin from the purchase and sale of these commodity-based instruments. We may enter into derivative instruments for NGLs or other energy related products, primarily using the OTC derivative instrument markets, which may not be as active and liquid as exchange traded instruments. Market quotes for such contracts may only be available for short dated positions (up to six months), and a market itself may not exist beyond such time horizon. Contracts entered into with a relatively short time horizon for which prices are readily observable in the OTC market are generally classified within Level 2. Contracts with a longer time horizon, for which we internally generate a forward curve to value such instruments, are generally classified within Level 3. The internally generated curve may utilize a variety of assumptions including, but not limited to, historical and future expected relationship of NGL prices to crude oil, the knowledge of expected supply sources coming on line, expected weather trends within certain regions of the United States, and the future expected demand for NGLs.

Each instrument is assigned to a level within the hierarchy at the end of each financial quarter depending upon the extent to which the valuation inputs are observable. Generally, an instrument will move toward a level within the hierarchy that requires a lower degree of judgment as the time to maturity approaches, and as the markets in which the asset trades will likely become more liquid and prices more readily available in the market, thus reducing the need to rely upon our internally developed assumptions. However, the level of a given instrument may change, in either direction, depending upon market conditions and the availability of market observable data.

Interest Rate Derivative Assets and Liabilities

We have interest rate swap agreements as part of our overall capital strategy. These instruments effectively exchange a portion of our floating rate debt for fixed rate debt or our fixed rate debt for floating rate debt. The swaps are generally priced based upon a London Interbank Offered Rate, or LIBOR, instrument with similar characteristics, adjusted by the credit spread between our company and the LIBOR instrument. Given that a significant portion of the swap value is derived from the credit spread, which may be observed by comparing similar assets in the market, these instruments are classified as Level 2. Default risk on either side of the swap transaction is also considered in the valuation. We record counterparty credit and our entity valuation adjustments in the valuation of our interest rate swaps; however, these reserves are not considered to be a significant input to the overall valuation.

Short-Term and Restricted Investments

We are required to post collateral to secure the term loan portion of DCP Partners’ credit facility, and may elect to invest a portion of our available cash balances in various financial instruments such as commercial paper and money market instruments. The money market instruments are generally priced at acquisition cost, plus accreted interest at the stated rate, which approximates fair value, without any additional adjustments. However, given that there is no observable exchange traded market for identical money market securities, we have classified these instruments within Level 2. Investments in commercial paper are priced using a yield curve for similarly rated instruments, and are classified within Level 2. As of June 30, 2009, nearly all of our short-term and restricted investments were held in the form of money market securities. By virtue of our balances in these funds on September 19, 2008, all of these investments are eligible for, and the funds are participating in, the U.S. Treasury Department’s Temporary Guarantee Program for Money Market Funds.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

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Nonfinancial Assets and Liabilities

We utilize fair value on a non-recurring basis to perform impairment tests as required on our property, plant and equipment, goodwill and intangible assets. The inputs used to determine such fair value are primarily based upon internally developed cash flow models and would generally be classified within Level 3, in the event that we were required to measure and record such assets at fair value within our condensed consolidated financial statements. Additionally, we use fair value to determine the inception value of our asset retirement obligations on our leased property, plant and equipment. The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates from independent third parties for costs that would be incurred to restore leased property to the contractually stipulated condition, and would generally be classified within Level 3.

The following table presents the financial instruments carried at fair value as of June 30, 2009:

Level 1: Quoted Market Prices in Active Markets

Level 2: Internal Models with Significant Observable Market Inputs

Level 3: Internal Models with Significant Unobservable Market Inputs

	Level 1	Level 2	Level 3	Total Carrying Value
Current assets:
Commodity derivatives (a)	$40	$94	$54	$188
Available-for-sale securities (b)	$—	$—	$—	$—
Long-term assets:
Commodity derivatives (c)	$56	$19	$9	$84
Interest rate derivatives (c)	$—	$1	$—	$1
Restricted investments	$—	$35	$—	$35
Current liabilities (d):
Commodity derivatives	$(46)	$(94)	$(73)	$(213)
Interest rate derivatives	$—	$(19)	$—	$(19)
Long-term liabilities (e):
Commodity derivatives	$(7)	$(34)	$(22)	$(63)
Interest rate derivatives	$—	$(13)	$—	$(13)

(a)	Included in current unrealized gains on derivative instruments in our condensed consolidated balance sheet.

(b)	Included in cash and cash equivalents in our condensed consolidated balance sheet.

(c)	Included in long-term unrealized gains on derivative instruments in our condensed consolidated balance sheet.

(d)	Included in current unrealized losses on derivative instruments in our condensed consolidated balance sheet.

(e)	Included in long-term unrealized losses on derivative instruments in our condensed consolidated balance sheet.

Changes in Level 3 Fair Value Measurements

The tables below illustrate a rollforward of the amounts included in our condensed consolidated balance sheet for derivative financial instruments that we have classified within Level 3. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable factors used in determining the overall fair value of the instrument. Since financial instruments classified as Level 3 typically include a combination of observable components (that is, components that are actively quoted and can be validated to external sources) and unobservable components, the gains and losses in the table below may include changes in fair value due in part to observable market factors, or changes to our assumptions on the unobservable components. Depending upon the information readily observable in the market, and/or the use of unobservable inputs, which are significant to the overall valuation, the classification of any individual financial instrument may differ from one measurement date to the next. In the event that there is a movement to/from the classification of an instrument as Level 3, we have reflected such items in the table below within the “Transfers In/Out of Level 3” caption.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

We manage our overall risk at the portfolio level, and in the execution of our strategy, we may use a combination of financial instruments, which may be classified within any level. Since Level 1 and Level 2 risk management instruments are not included in the rollforward below, the gains or losses in the table do not reflect the effect of our total risk management activities.

	December 31, 2008	Net Realized and Unrealized Gains (Losses) Included in Earnings	Transfers In/Out of Level 3 (a)	Purchases, Issuances and Settlements, Net	June 30, 2009	Net Unrealized Gains (Losses) Still Held Included in Earnings (b)
	(millions)
Commodity derivative instruments:
Current assets	$210	$(64)	$(15)	$(77)	$54	$(29)
Long-term assets	$22	$(13)	$—	$—	$9	$(11)
Current liabilities	$(155)	$31	$25	$26	$(73)	$(2)
Long-term liabilities	$(44)	$22	$—	$—	$(22)	$23

(a)	Amounts transferred in are reflected at the fair value as of the beginning of the period and amounts transferred out are reflected at fair value at the end of the period.

(b)	Represents the amount of total gains or losses for the period, included in trading and marketing gains or losses, attributable to the change in unrealized gains or losses relating to assets and liabilities classified as Level 3 that are still held at June 30, 2009.

Estimated Fair Value of Financial Instruments

The fair value of short-term investments, restricted investments, accounts receivable, accounts payable and short-term borrowings are not materially different from their carrying amounts because of the short-term nature of these instruments or the stated rates approximating market rates. Unrealized gains and unrealized losses on mark-to-market and hedging instruments are carried at fair value.

The estimated fair values of current debt, including current maturities of long-term debt, and long-term debt, with the exception of DCP Partners’ long-term debt, are determined by prices obtained from market quotes. The carrying value of DCP Partners’ long-term debt approximates fair value, as the interest rate is variable and reflects current market conditions. The estimated fair value of long-term debt was $3,578 million as of June 30, 2009.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

6. Financing

Long-term debt was as follows:

June 30, 2009
(millions)
Debt securities:
Issued August 2000, interest at 7.875% payable semiannually, due August 2010	$800
Issued January 2001, interest at 6.875% payable semiannually, due February 2011	250
Issued November 2008, interest at 9.700% payable semiannually, due December 2013	250
Issued October 2005, interest at 5.375% payable semiannually, due October 2015	200
Issued February 2009, interest at 9.750% payable semiannually, due March 2019	450
Issued August 2000, interest at 8.125% payable semiannually, due August 2030 (a)	300
Issued October 2006, interest at 6.450% payable semiannually, due November 2036	300
Issued September 2007, interest at 6.750% payable semiannually, due September 2037	450
DCP Midstream’s $450 million credit facility revolver, weighted-average interest rate of 0% and 2.69%, respectively, due April 2012	—
DCP Partners’ credit facility revolver, weighted-average interest rate of 1.03% and 2.08%, respectively, due June 2012 (b)	603
DCP Partners’ credit facility term loan, interest rate of 0.42% and 1.54%, respectively, due June 2012 (c)	35
Fair value adjustments related to interest rate swap fair value hedges (a)	41
Unamortized discount	(13)

Long-term debt	$3,666

(a)	The swaps associated with this debt were terminated in December 2008. The remaining fair value adjustments of $41 million related to the swaps will be amortized as a reduction to interest expense through the maturity date of the debt.

(b)	$575 million of debt has been swapped to a fixed rate obligation with effective fixed rates ranging from 2.26% to 5.19%, for a net effective rate of 4.47% on the $603 million of outstanding debt under the DCP Partners revolving credit facility as of June 30, 2009.

(c)	The term loan facility is fully secured by restricted investments.

Debt Securities — In February 2009, we issued $450 million principal amount of 9.75% Senior Notes due 2019, or the 9.75% Notes, for proceeds of approximately $441 million, net of unamortized discounts and related offering costs. The 9.75% Notes mature and become due and payable on March 15, 2019. We will pay interest semiannually on March 15 and September 15 of each year, beginning September 15, 2009. The net proceeds from this offering were used for general corporate purposes, which included repayment of outstanding borrowings.

The debt securities mature and become payable on the respective due dates, and are not subject to any sinking fund provisions. Interest is payable semiannually. The debt securities are unsecured and are redeemable at our option.

DCP Midstream’s Credit Facilities with Financial Institutions — We have a $450 million revolving credit facility, or the Facility, which is used to support our commercial paper program, and for working capital and other general corporate purposes. The Facility may be used for letters of credit. Any outstanding borrowings under the Facility at maturity may, at our option, be converted into an unsecured one-year term loan. The available capacity under the Facility at June 30, 2009 was $445 million and there were no borrowings outstanding. There was no commercial paper outstanding as of June 30, 2009 and there were approximately $5 million in letters of credit outstanding.

In June 2009, we terminated our $350 million revolving credit facility agreement, or the $350 Million Facility, which would have matured in November 2009. The $350 Million Facility was used to support our commercial paper program, for working capital requirements and for other general corporate purposes. As of June 30, 2009, there were no borrowings under the $350 Million Facility and during the six months ended June 30, 2009, we expensed approximately $3 million of deferred financing costs relating to the early termination of this facility, which would have been amortized through the date of maturity in November 2009.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

DCP Midstream Partners’ Credit Facilities with Financial Institutions — DCP Partners has a 5-year credit agreement, or the DCP Partners’ Credit Agreement, which matures on June 21, 2012 and consists of a $790 million revolving credit facility and a $35 million term loan facility at June 30, 2009. These amounts are net of $25 million non-participation by Lehman Brothers Commercial Bank, a lender to DCP Partners’ Credit Agreement. At June 30, 2009, DCP Partners had less than $1 million of letters of credit outstanding under the DCP Partners’ Credit Agreement. As of June 30, 2009, the available capacity under the revolving credit facility was $189 million and there were outstanding borrowings of $603 million. Outstanding balances under the term loan facility are fully collateralized by investments in high-grade securities, which are classified as restricted investments in the accompanying condensed consolidated balance sheet as of June 30, 2009.

Other Agreements — As of June 30, 2009, DCP Partners had an outstanding letter of credit with a counterparty to their commodity derivative instruments of $10 million, which reduces the amount of cash DCP Partners may be required to post as collateral. This letter of credit was issued directly by a financial institution and does not reduce the available capacity under the DCP Partners’ Credit Agreement.

7. Risk Management and Hedging Activities, Credit Risk and Financial Instruments

Our day to day operations expose us to a variety of risks including but not limited to changes in the prices of commodities that we buy or sell, changes in interest rates, and the creditworthiness of each of our counterparties. We manage certain of these exposures by using physical and financial derivative instruments. All of our derivative activities are conducted under the governance of an internal Risk Management Committee that establishes policies, limiting exposure to market risk and requiring daily reporting to management of potential financial exposure. These policies include statistical risk tolerance limits using historical price movements to calculate daily value at risk. The following briefly describes each of the risks that we manage.

Commodity Price Risk

Our portfolio of commodity derivative activity is primarily accounted for using the mark-to-market method of accounting; however, depending upon our risk profile and objectives, in certain limited cases, we may execute transactions that qualify for the hedge method of accounting. The risks, strategies and instruments used to mitigate such risks, as well as the method of accounting are discussed and summarized in the tables below.

Natural Gas Asset Based Trading and Marketing

Our natural gas asset based trading and marketing activities engage in the business of trading energy related products and services, including managing purchase and sales portfolios, storage contracts and facilities, and transportation commitments for products. These energy trading operations are exposed to market variables and commodity price risk with respect to these products and services, and we may enter into physical contracts and financial instruments with the objective of realizing a positive margin from the purchase and sale of commodity-based instruments. We manage commodity price risk related to owned and leased natural gas storage and pipeline assets by engaging in natural gas asset based trading and marketing. The commercial activities related to our natural gas asset based trading and marketing primarily consist of time spreads and basis spreads.

We may execute a time spread transaction when the difference between the current price of natural gas (cash or futures) and the futures market price for natural gas exceeds our cost of storing physical gas in our owned and/or leased storage facilities. The time spread transaction allows us to lock in a margin when this market condition exists. A time spread transaction is executed by establishing a long gas position at one point in time and establishing a corresponding short gas position at a future point in time. We typically use swaps to execute these transactions, which are not designated as hedging instruments and are recorded at fair value with changes in fair value recorded in earnings. While gas held in our storage locations is recorded at the lower of average cost or market, the derivative instruments that are used to manage our storage facilities are recorded at fair value and any changes in fair value are currently recorded in earnings. Even though we may have economically hedged our exposure and locked in a future margin the use of lower of cost or market accounting for our physical inventory and the use of mark-to-market accounting for our derivative instruments may subject our earnings to market volatility.

We may execute basis spread transactions when the market price differential between locations on a pipeline asset exceeds our cost of transporting physical gas through our owned and/or leased pipeline asset. When this market condition exists, we may execute derivative instruments around this differential at the market price. This basis spread transaction allows us to lock in a margin on our physical purchases and sales of gas. We typically use swaps to execute these transactions, which are not designated as hedging

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

instruments and are recorded at fair value with changes in fair value recorded in earnings. As discussed above, the accounting for physical gas purchases and sales and the accounting for the derivative instruments used to manage such purchases and sales differ, and may subject our earnings to market volatility, even though the transaction represents an economic hedge in which we have locked in a future margin.

Additionally, in order for our storage facilities to remain operational, we maintain a minimum level of base gas in each storage cavern, which is capitalized on our condensed consolidated balance sheet as a component of property, plant and equipment, net. In the fourth quarter of 2008 we commenced a capacity expansion project for one of our storage caverns, which required us to sell all of the base gas within the cavern. We expect this project to be completed in early 2010 at which point we will be required to purchase a significant amount of base gas to restore our storage cavern to operation. To mitigate the risk associated with this forecasted purchase of natural gas, we executed a series of derivative financial instruments, which have been designated as cash flow hedges. Any changes in fair value of these derivative instruments will be deferred in accumulated other comprehensive income or loss, or AOCI, until the underlying purchase of inventory occurs. While the cash paid or received upon settlement of these hedges will economically offset the cash required to purchase the base gas, any deferred gain or loss at the time of the purchase in 2010 will remain in AOCI until such time that our cavern is emptied and the base gas is sold.

NGL Proprietary Trading

Our NGL proprietary trading activity includes trading energy related products and services. We undertake these activities through the use of fixed forward sales and purchases, basis and spread trades, storage opportunities, put/call options, term contracts and spot market trading. These energy trading operations are exposed to market variables and commodity price risk with respect to these products and services, and these operations may enter into physical contracts and financial instruments with the objective of realizing a positive margin from the purchase and sale of commodity-based instruments. These physical and financial instruments are not designated as hedging instruments and are recorded at fair value with changes in fair value recorded in the current period earnings.

Commodity Cash Flow Protection Activities at DCP Partners

As a result of DCP Partner’s operations of gathering, processing and transporting natural gas, DCP Partners takes title to a portion of residue gas, NGLs and condensate, which are considered to be Partners’ equity volumes. The possession of and the related operations of transporting and marketing of NGLs, creates commodity price risk due to market changes in commodity prices, primarily with respect to the prices of NGLs, natural gas and crude oil. DCP Partners has mitigated a portion of their expected natural gas, NGL and condensate commodity price risk associated with these equity volumes through 2014 with natural gas, crude oil and NGL derivatives. These transactions are primarily accomplished through the use of swaps that exchange DCP Partners floating rate price risk for a fixed rate, but the type of instrument that is used to mitigate risk may vary depending upon DCP Partners’ risk objective. These transactions are not designated as hedging instruments for accounting purposes and the change in fair value is reflected within current period earnings.

Interest Rate Risk

We enter into debt arrangements that have either fixed or floating rates, therefore we are exposed to market risks related to changes in interest rates. We periodically use interest rate swaps to hedge interest rate risk associated with our debt. Our primary goals include (1) maintaining an appropriate ratio of fixed-rate debt to floating-rate debt; (2) reducing volatility of earnings resulting from interest rate fluctuations; and (3) locking in attractive interest rates based on historical rates.

Depending upon our risk objectives and changes in our business as well as the broader market, we may periodically elect to discontinue certain of our interest rate hedging relationships. We previously had interest rate cash flow hedges in place that were terminated in 2000. As a result, the remaining net loss deferred in AOCI relative to these cash flow hedges will be reclassified to interest expense through the remaining term of the debt through 2030, as the underlying transactions impact earnings. Additionally, we previously had fair value interest rate hedges that were terminated in 2008. As a result of this termination, the fair value of the underlying debt being hedged has been adjusted and will be amortized as a reduction to our interest expense over the remaining term of the debt through 2030. The effect of these terminated hedges on our condensed consolidated financial statements is summarized in the tables below.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

Interest Rate Cash Flow Hedges

DCP Partners mitigates a portion of their interest rate risk with interest rate swaps, which reduce their exposure to market rate fluctuations by converting variable interest rates to fixed interest rates. These interest rate swap agreements convert the interest rate associated with an aggregate of $575 million of the indebtedness outstanding under Partner’s revolving credit facility to a fixed rate obligation, thereby reducing the exposure to market rate fluctuations. All of Partner’s interest rate swap agreements have been designated as cash flow hedges, and effectiveness is determined by matching the principal balance and terms with that of the specified obligation. The effect that these swaps have on our condensed consolidated financial statements, as well as the effect that is expected over the upcoming 12 months is summarized in the charts below. However, due to the volatility of the interest rate markets, the corresponding value in AOCI is subject to change prior to its reclassification into earnings. $425 million of the agreements reprice prospectively approximately every 90 days and the remaining $150 million of the agreements reprice prospectively approximately every 30 days. Under the terms of the interest rate swap agreements, DCP Partners pays fixed rates ranging from 2.26% to 5.19%, and receives interest payments based on the three-month and one-month LIBOR. The differences to be paid or received under the interest rate swap agreements are recognized as an adjustment to interest expense.

Contingent Credit Features

Each of the above risks is managed through the execution of individual contracts with a variety of counterparties. Certain of our derivative contracts may contain credit-risk related contingent provisions that may require us to take certain actions in certain circumstances.

We have International Swap Dealers Association, or ISDA, contracts which are standardized master legal arrangements that establish key terms and conditions which govern certain derivative transactions. These ISDA contracts contain standard credit-risk related contingent provisions. Some of the provisions we are subject to are outlined below.

•

In the event that we were to be downgraded below investment grade by at least one of the major credit rating agencies, certain of our ISDA counterparties may have the right to reduce our collateral threshold to zero, potentially requiring us to fully collateralize any commodity contracts in a net liability position.

•

In some cases, our ISDA contracts contain cross-default provisions that could constitute a credit-risk related contingent feature. For example, if we were to fail to make a required interest or principal payment on a debt instrument, above a predefined threshold level, and after giving effect to any applicable notice or grace period as defined in the ISDA contracts, our ISDA counterparties may have the right to request early termination and net settlement of any outstanding derivative positions.

•

Additionally, if DCP Partners, our consolidated subsidiary, were to have an effective event of default under its credit agreement that occurs and is continuing, DCP Partners’ ISDA counterparties may have the right to request early termination and net settlement of any outstanding derivative liability positions.

Our commodity derivative contracts that are not governed by ISDA contracts do not have any credit-risk related contingent features.

Depending upon the movement of commodity prices, each of our individual contracts with counterparties to our commodity derivative instruments are in either a net asset or net liability position. As of June 30, 2009, we had approximately $94 million of individual commodity derivative contracts that contain credit-risk related contingent features that were in a net liability position, and have not posted any cash collateral relative to such positions. If a credit-risk related event were to occur and we were required to net settle our position with an individual counterparty, our ISDA contracts permit us to net all outstanding contracts with that counterparty, whether in a net asset or net liability position, as well as any cash collateral already posted. As of June 30, 2009, if a credit-risk related event were to occur, we may be required to post additional collateral. Additionally, although our commodity derivative contracts that contain credit-risk related contingent features were in a net liability position as of June 30, 2009, if a credit-risk related event were to occur, the net liability position would be partially offset by contracts in a net asset position reducing our net liability to $32 million

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

As of June 30, 2009, DCP Partner’s interest rate swaps were in a net liability position of approximately $31 million, of which, the entire amount is subject to credit-risk related contingent features. If DCP Partners were to have an event of default relative to any covenants of its credit agreement, that occurs and is continuing, the counterparties to DCP Partners’ swap instruments may have the right to request early termination and settlement of the outstanding derivative position.

Summarized Derivative Information

The following summarizes the balance within AOCI, net of noncontrolling interest, relative to our commodity and interest rate cash flow hedges:

June 30, 2009
(millions)
Commodity cash flow hedges:
Net deferred losses in AOCI	$(3)
Interest rate cash flow hedges:
Net deferred losses in AOCI	(12)

Total AOCI	$(15)

The fair value of our derivative instruments that are designated as hedging instruments, those that are marked to market each period, and the location of each within our condensed consolidated balance sheet, by major category, is summarized as follows:

Balance Sheet Line Item	June 30, 2009	Balance Sheet Line Item	June 30, 2009
	(millions)		(millions)
Derivative Assets Designated as Hedging Instruments:		Derivative Liabilities Designated as Hedging Instruments:
Interest rate derivatives:		Interest rate derivatives:
Unrealized gains on derivative instruments – current	$—	Unrealized losses on derivative instruments – current	$(19)
Unrealized gains on derivative instruments – long-term	1	Unrealized losses on derivative instruments – long-term	(13)

	$1		$(32)

Commodity derivatives:		Commodity derivatives:
Unrealized gains on derivative instruments – current	$—	Unrealized losses on derivative instruments – current	$(2)
Unrealized gains on derivative instruments – long-term	—	Unrealized losses on derivative instruments – long-term	$—

	$—		$(2)

Derivative Assets Not Designated as Hedging Instruments:		Derivative Liabilities Not Designated as Hedging Instruments:
Commodity derivatives:		Commodity derivatives:
Unrealized gains on derivative instruments – current	$188	Unrealized losses on derivative instruments – current	$(211)
Unrealized gains on derivative instruments – long-term	84	Unrealized losses on derivative instruments – long-term	(63)

	$272		$(274)

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

The following table represents, by commodity type, our net long or short positions, as well as the number of outstanding contracts that are expected to partially or entirely settle in each respective year. To the extent that we have long dated derivative positions that span multiple calendar years, the contract will appear in more than one line item in the table below. Additionally, relative to the hedging of certain of our storage and/or transportation assets, we may execute basis transactions for natural gas, which may result in a net long/short position of zero. This information is included in the table below.

	June 30, 2009
	Crude Oil		Natural Gas		Natural Gas Liquids		Natural Gas Basis Swaps
Year of Expiration	Net Long (Short) Positions (Bbls)	Number of Contracts	Net Long (Short) Position (MMBtu)	Number of Contracts	Net Long (Short) Position (Bbls)	Number of Contracts	Net Long (Short) Position (Bbls)	Number of Contracts
2009	(472,929)	519	(5,961,500)	195	1,344,140	485	(5,753,500)	332
2010	(718,972)	285	(2,778,500)	55	(366,398)	195	(11,560,000)	141
2011	(875,000)	49	(949,000)	56	252,000	10	(3,420,000)	24
2012	(698,750)	10	(951,600)	4	—	—	(366,000)	1
2013	(748,250)	4	(365,000)	1	—	—	(365,000)	1
2014	(365,000)	3	—	—	—	—	—	—

Depending upon our view of the interest rate market, we or DCP Partners may periodically enter into interest rate swap agreements. As of June 30, 2009 we have no interest rate swap instruments outstanding, and DCP Partners had swaps outstanding with a notional value between $25 million and $150 million, which, in aggregate, exchanged $575 million of DCP Partners’ floating rate obligation for a fixed rate obligation.

Other Risks

In addition to the risks indicated above for which we may utilize derivative physical and financial instruments to mitigate such risk, we have other risks present in our business as follows, which are currently not managed through the use of derivative physical and financial instruments:

Normal Purchases and Normal Sales

If a contract qualifies and is designated as a normal purchase or normal sale, no recognition of the contract’s fair value in the condensed consolidated financial statements is required until the associated delivery period impacts earnings. We have applied this accounting election for contracts involving the purchase or sale of commodities in future periods, as well as select operating expense contracts. These transactions will impact earnings in the same manner as any other purchase and sale that is accounted for under the accrual basis of accounting.

Credit Risk and Collateral

Our principal customers range from large, natural gas marketing services to industrial end-users for our natural gas products and services, as well as large multi-national petrochemical and refining companies, to small regional propane distributors for our NGL products and services. Substantially all of our natural gas and NGL sales are made at market-based prices. Approximately 40% of our NGL production is committed to ConocoPhillips and CP Chem under an existing 15-year contract, which expires in 2015. This concentration of credit risk may affect our overall credit risk, in that these customers may be similarly affected by changes in economic, regulatory or other factors. Where exposed to credit risk, we analyze the counterparties’ financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of these limits on an ongoing basis. We may use various master agreements that include language giving us the right to request collateral to mitigate credit exposure. The collateral language provides for a counterparty to post cash or letters of credit for exposure in excess of the established threshold. The threshold amount represents an open credit limit, determined in accordance with our credit policy. The collateral language also provides that the inability to post collateral is sufficient cause to terminate a contract and liquidate all positions. In addition, our master agreements and our standard gas and NGL sales contracts contain adequate assurance provisions, which allow us to suspend deliveries and cancel agreements, or continue deliveries to the buyer after the buyer provides security for payment in a satisfactory form.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

As of June 30, 2009, we held cash deposits of $17 million included in other current liabilities and letters of credit of $72 million from counterparties to secure their future performance under financial or physical contracts. We had cash deposits with counterparties of $2 million, included in other current assets, to secure our obligations to provide future services or to perform under financial contracts. As of June 30, 2009, DCP Partners had an outstanding letter of credit with a counterparty to its commodity derivative instruments of $10 million. This letter of credit was issued directly by a financial institution and does not reduce the available capacity under the DCP Partners’ Credit Agreement. This letter of credit reduces the amount of cash DCP Partners may be required to post as collateral. As of June 30, 2009, DCP Partners had no other cash collateral posted with counterparties to our commodity derivative instruments. Collateral amounts held or posted may be fixed or may vary, depending on the value of the underlying contracts, and could cover normal purchases and sales, trading and hedging contracts. In many cases, we and our counterparties publicly disclose credit ratings, which may impact the amounts of collateral requirements.

Physical forward contracts and financial derivatives are generally cash settled at the expiration of the contract term. These transactions are generally subject to specific credit provisions within the contracts that would allow the seller, at its discretion, to suspend deliveries, cancel agreements or continue deliveries to the buyer after the buyer provides security for payment satisfactory to the seller.

8. Commitments and Contingent Liabilities

Litigation — The midstream industry has seen a number of class action lawsuits involving royalty disputes, mismeasurement and mispayment allegations. Although the industry has seen these types of cases before, they were typically brought by a single plaintiff or small group of plaintiffs. A number of these cases are now being brought as class actions. We are currently named as defendants in some of these cases. Management believes we have meritorious defenses to these cases and, therefore, will continue to defend them vigorously. These class actions, however, can be costly and time consuming to defend. We are also a party to various legal, administrative and regulatory proceedings that have arisen in the ordinary course of our business, including, from time to time, disputes with customers over various measurement and settlement issues.

On February 27, 2009, a jury in the District Court, Harris County, Texas rendered a verdict in favor of El Paso E&P Company, or El Paso, and against DCP Assets Holding, LP and an affiliate of DCP Midstream GP, LP. The lawsuit, filed in December 2006, stemmed from an ongoing commercial dispute involving DCP Partners’ Minden processing plant that dates back to August 2000. During the second quarter of 2009, we filed an appeal in the 14th Court of Appeals, Texas and will continue to defend ourselves vigorously against this claim. El Paso has filed an additional lawsuit in Louisiana. We intend to defend ourselves vigorously against this claim. As a result of the jury verdict we recorded a contingent liability of approximately $5 million for this matter, which is included in other long-term liabilities in the condensed consolidated balance sheets as of June 30, 2009 and in other current liabilities in the condensed consolidated balance sheets as of December 31, 2008.

Management currently believes that these matters, taken as a whole, and after consideration of amounts accrued, insurance coverage and other indemnification arrangements, will not have a material adverse effect upon our condensed consolidated financial position.

Environmental — The operation of pipelines, plants and other facilities for gathering, transporting, processing, treating, or storing natural gas, NGLs and other products is subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of these facilities, we must comply with United States laws and regulations at the federal, state and local levels that relate to air and water quality, hazardous and solid waste storage, management, transportation and disposal, and other environmental matters. The cost of planning, designing, constructing and operating pipelines, plants, and other facilities must incorporate compliance with environmental laws and regulations and safety standards. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and potentially criminal enforcement measures, including citizen suits, which can include the assessment of monetary penalties, the imposition of remedial requirements, the issuance of injunctions or restrictions on operation. Management believes that, based on currently known information, compliance with these laws and regulations will not have a material adverse effect on our condensed consolidated financial position.

9. Subsequent Events

We have evaluated subsequent events occurring through August 10, 2009, the date the financial statements were issued.

On July 28, 2009, the board of directors of DCP Partners’ general partner declared a quarterly distribution of $0.60 per unit, payable on August 14, 2009 to unitholders of record on August 7, 2009.

DCP MIDSTREAM, LLC

NOTES TO CONDENSED CONSOLIDATED BALANCE SHEET — Continued

(Unaudited)

In July 2009, we entered into interest rate swaps to convert the fixed interest rate on $500 million of debt securities under our 7.875% Notes due August 2010 and $200 million of debt securities under our 6.875% Notes due February 2011 to a floating rate. These interest rate fair value hedges are at a floating rate based on one month LIBOR, which resets monthly and is paid semi-annually through their expiration in August 2010 and February 2011, respectively.